Conolog CORPORATION

5 Columbia Road, Somerville, New Jersey 08876-3588 / 908-722-8081 FAX NO. 908-722-5461

December 6, 2005

VIA EDGAR Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 Attn: Peggy Fisher, Esq. Assistant Director
Re:	Conolog Corporation (the “Company”)
Registration Statement on Form SB-2-No. 333-128089 (the “Filing”)

Dear Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the Filing be accelerated and that the Filing become effective at 4:00 p.m. on Thursday, December 8, 2005 or as soon thereafter as possible. The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONOLOG CORPORATION

By:	/s/ Marc Benou
Marc Benou President

cc:	Adélaja Heyliger, Esq. (via facsimile)
Barbara R. Mittman, Esq. (via facsimile)